Exhibit 99(a)(6)
DWS DREMAN VALUE INCOME EDGE FUND, INC.
345 Park Avenue, New York, NY 10154

October 22, 2010

Dear Stockholder:

The DWS Dreman Value Income Edge Fund, Inc. (the “Fund”) is offering to purchase up to 6,073,252 of its issued and outstanding shares of common stock, which is equal to approximately 25% of the Fund’s issued and outstanding shares as of October 8, 2010, for cash at a price equal to 99% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the next business day after the date the offer expires (the “Offer”). The Offer is intended to provide liquidity to stockholders and to reduce the Fund’s trading discount. Because it is priced below net asset value, the Offer is intended to be accretive to per-share value for remaining stockholders. The tender offer was authorized by the Fund’s Board of Directors. Deutsche Investment Management Americas Inc., the Fund’s investment adviser (“DIMA”), recommended the tender offer to the Board pursuant to the terms of a Liquidity Program and Standstill Agreement recently entered into by and among DIMA, Western Investment LLC, Benchmark Plus Management, LLC and Mr. Arthur D. Lipson (collectively, “Western”). Under that agreement, Western agreed to withdraw its shareholder proposals and refrain from insurgent activities with respect to the Fund and other closed-end funds advised by DIMA for so long as the agreement remains in effect or through October 31, 2015, if earlier.

The Offer is explained in detail in the Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder on whether to tender any or all shares.

On October 1, 2010, the Board of Directors approved a change to the Fund’s investment objective and changes to the Fund’s investment strategies and policies. The Board also approved the termination of the Fund’s subadviser, Dreman Value Management LLC (“Dreman”), and the transition of portfolio management to DIMA’s high yield group led by Gary Russell. The investment objective and strategy changes and the transition of portfolio management are currently intended to take effect on or about November 5, 2010. In connection with these changes, the name of the Fund will also change to DWS High Income Opportunities Fund, Inc. For more detailed information regarding these changes please Section 10 of the enclosed Offer to Purchase.

Please note that the Offer is scheduled to expire at 11:59 p.m. Eastern Time on November 19, 2010, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Inc. at (866) 828-4305.

Sincerely,

John Millette, Vice President and Secretary